                                                                                                                                                                                                           EXHIBIT 12

COMPUTATION OF RATIO OF INCOME FROM

CONTINUING OPERATIONS TO FIXED CHARGES

FOR SIX MONTHS ENDED JUNE 30,

(UNAUDITED)

(Dollars in millions)	2015	2014*
Income from continuing operations before income taxes (1)	$7,230	$8,535

Add: fixed charges, excluding capitalized interest	724	768

Income as adjusted before income taxes	$7,953	$9,303

Fixed charges:
Interest expense	$499	$519
Capitalized interest	(3)	3
Portion of rental expense representative of interest	225	249

Total fixed charges	$721	$771

Ratio of income from continuing operations to fixed charges	11.03	12.07

* Reclassified to reflect discontinued operations presentation.

(1) Income from continuing operations before income taxes excludes (a) amortization of capitalized interest, and (b) the company's share in the income and losses of less-than-fifty percent-owned affiliates.

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